

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 11, 2017

Gerard J. Michel
Chief Financial Officer and Vice President
Vericel Corporation
64 Sidney Street
Cambridge, MA 02139

      Re: Vericel Corporation
            Form 10-K for the Fiscal Year Ended December 31, 2016
            Filed March 13, 2017
            File No. 001-35280

Dear Mr. Michel:

      We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this comment, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Estimates
Recognition and Net Product Sales, page 57

1.   You disclose that you recognize revenue when persuasive evidence of an arrangement exists, the goods are shipped or delivered, depending on shipping terms, title and risk of loss pass to the customer and collectability is reasonably assured; however, you do not provide disclosure related to estimates of items that reduce gross revenue such as product returns, chargebacks, customer rebates and other discounts and allowances. Please address the following:

        • Clarify your accounting policy for your customer and end user incentives describing the factors that you consider in estimating each gross to net adjustment and any related reserves.

- In your response please include a roll forward of the liability for each estimate for each period presented showing the following:
  - Beginning balance,
  - Current provision related to sales made in current period,
  - Current provision related to sales made in prior periods,
  - Actual returns or credits in current period related to sales made in current period,
  - Actual returns or credits in current period related to sales made in prior periods,
  - Ending balance
- Please provide us a discussion of the amount of and reason for fluctuations for each type of reduction of gross revenue (i.e. product returns, chargebacks, customer rebates and other discounts and allowances) including the effect that changes in your estimates of these items had on your revenues and operations.
- Tell us whether and how your customer and end user incentives changed pursuant to the June 30, 2016 change in the scope of your agreement with US Bioservices Corporation and due to the new agreement with Dohmen Life Science Services, LLC. Please explain your accounting for this change.
- Explain to us how the contractual dispute between Vital Care, Inc., and the third-party payer related to certain of its insurance reimbursement claims associated with Carticel and MACI surgeries performed in 2016 and the first quarter of 2017 affects your revenue recognition analysis. Clarify whether or not the "negotiated reimbursement" represents the final settlement of the dispute. Please provide the date of the final negotiation or settlement in your response.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jacob Luxenburg, Staff Accountant, at (202) 551-2339 or Ibolya Ignat, Senior Staff Accountant, at (202) 551-3636 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance